Exhibit 99.1
January 14, 2022
FERGUSON PLC
Share buy back program
Ferguson plc (the "Company") announces that, in continuation of the share repurchase program announced by the Company on September 30, 2021 (the "Program"), it has entered into an irrevocable and non-discretionary arrangement with its broker J.P. Morgan Securities PLC ("JPMS") commencing from January 14, 2022 and ending no later than April 6, 2022. JPMS, an independent third party, will act as principal and will make trading decisions concerning the timing of the purchases of the Company's shares independently of the Company. JPMS will carry out the instruction through the acquisition by JPMS, acting as principal, of ordinary shares in the Company for subsequent purchase by the Company. JPMS may undertake transactions in shares (which may include sales and hedging activities, in addition to purchases which may take place on any available trading venue or on an over the counter basis) during the period of the Program in order to manage its market exposure under the Program. Disclosure of such transactions will not be made by JPMS as a result of or as part of the Program, but JPMS will continue to make any disclosures it is otherwise legally required to make.
The maximum pecuniary amount allocated to this tranche of the Program is £275 million. The value of shares repurchased by the Company under the Program pursuant to the various arrangements entered into with its brokers will not, in aggregate, exceed US$1,000 million.
The Company's shareholders generally authorized the Company to purchase up to a maximum of 22,186,462 of its ordinary shares at its Annual General Meeting held on December 2, 2021. Pursuant to such authority, the Company intends to continue purchasing shares under the Program. The Company anticipates that it will request a similar general authority from shareholders at its Annual General Meeting expected to be held in November/December 2022 pursuant to which (to the extent the Program has not been completed by then) purchases of shares under the Program will continue. The aggregate number of shares acquired by the Company pursuant to the Program shall not exceed the maximum number of shares which the Company is authorized to purchase pursuant to such general authorities. As announced on September 30, 2021, it is intended that any shares repurchased under the Program will be transferred into treasury.
The purpose of the Program is to reduce the capital of Ferguson plc. To the extent required, the Company may in future use the repurchased shares to satisfy employee share options. Any purchases of shares by the Company in relation to the Program will be carried out on the London Stock Exchange and in accordance with (and subject to the limits prescribed by) the Company's general authority to repurchase shares granted by its shareholders, the Market Abuse Regulation 596/2014 (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018) and Chapter 12 of the Financial Conduct Authority's Listing Rules.

For further information please contact
Ferguson plc

Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	Mobile:	+1 757 603 0111

Media Enquiries

Mike Ward, Head of Corporate Communications	Mobile:	+44 (0) 7894 417060
Nina Coad / David Litterick (Brunswick)	Tel:	+44 (0) 20 7404 5959
Jonathan Doorley (Brunswick)	Tel:	+1 917 459 0419

About Ferguson plc

Ferguson is a $23B value-added distributor in North America providing expertise, solutions, and products from infrastructure, plumbing and appliances to HVAC, fire, fabrication and more. We make our customers’ complex projects simple, successful and sustainable. Revenue for the year ended July 31, 2021, was $22.8 billion. Ferguson plc is listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE: FERG) and the company is in the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on Twitter https://twitter.com/Ferguson_plc.